Fibrocell Science, Inc.
405 Eagleview Boulevard

Exton, Pennsylvania 19341

December 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                                                                    Chris Edwards

Re:                             Fibrocell Science, Inc.

Registration Statement on Form S-1(File No. 333-221375)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fibrocell Science, Inc. (the “Company”) hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) to become effective on December 6, 2017, at 5:00PM Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Steven J. Abrams of Hogan Lovells US LLP at (267) 675-4671.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

FIBROCELL SCIENCE, INC.

By:	/s/ John M. Maslowski
	Name:	John M. Maslowski
	Title:	President and Chief Executive Officer